SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

NORTHERN LIGHTS FUND TRUST

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Hauppauge and the state of New York on the 31st day of August, 2006.

                                                 Signature:  NORTHERN LIGHTS FUND TRUST

                                                By:  /s/ Andrew Rogers

                                               Andrew Rogers, President

Attest: /s/ Emile Molineaux

           Emile Molineaux, Secretary